EXHIBIT 12.1
UCP, Inc.
Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends*

	Historical
	UCP, Inc.			UCP, LLC
	Three Months Ended	Year Ended	Period from July 23,	Period from January 1	Years Ended
	March 31,	December 31,	Through December 31,	Through July 23,	December 31,
	2015	2014	2013	2013	2012	2011
	(Dollars in thousands)
Earnings:
Pre-tax income(loss) from continuing operations	$(4,177)	$(7,721)	$(2,379)	$(1,907)	$3,017	$(6,567)
Add:
Fixed Charges	2,922	4,074	1,611	1,290	3,166	3,127
Amortization of capitalized interest	1,214	3,089	818	363	760	511

Less:
Interest capitalized	2,629	3,754	1,611	1,290	1,949	1,717
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Total adjusted earnings	$(2,670)	$(4,312)	$(1,561)	$(1,544)))	$4,994	$(4,646)

Fixed Charges:
Interest expense (including amortization of finance charges and market rate adjustments)	$293	$320	$—	$—	$1,217	$1,410
Interest capitalized	2,629	3,754	1,611	1,290	1,949	1,717
Interest within rental expense	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Total fixed charges	$2,922	$4,074	$1,611	$1,290	$3,166	$3,127
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	n/a	n/a	n/a	n/a	1.58	n/a
Coverage deficiency for total fixed charges to arrive at a one-to-one ratio	$5,592	$8,386	$3,172	$2,834	n/a	$7,773

* As of the date hereof, there are no shares of preferred stock issued and outstanding and, therefore, there are no amounts for preferred stock dividends included in these calculations.